Can-Fite BioPharma Ltd.

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

February 7, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Can-Fite BioPharma Ltd.
Withdrawal of Acceleration Request - Registration Statement on Form F-1 File No. 333-236064

VIA EDGAR

Ladies and Gentlemen:

Can-Fite BioPharma Ltd. hereby withdraws its acceleration request letter dated February 4, 2020, which requested that the effective date of the Registration Statement on Form F-1 referenced above be accelerated so that it would have become effective at 9:00 a.m. on February 5, 2020 or as soon thereafter as may be practicable.

Very truly yours,

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman, Ph.D.
Name: Pnina Fishman, Ph.D.
Title: Chief Executive Officer

cc:	Gary Emmanuel (McDermott Will & Emery LLP)